

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

Via E-mail
Bradley E. Lerman, Esq.
General Counsel
Medtronic Holdings Limited
c/o Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432

> **Re: Medtronic Holdings Limited**
> **Registration Statement on Form S-4**
> **Filed July 14, 2014**
> **File No. 333-197406**
>
> **Medtronic, Inc.**
> **Form 10-K for period ended April 25, 2014**
> **Filed June 20, 2014**
> **File No. 001-07707**

Dear Mr. Lerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

What proposals are being voted, page 3

1.   Please present as separate proposals for Medtronic shareholders the adoption of the transaction agreement and each provision of Medtronic Holdings Limited's articles of association that will differ from the provisions of Medtronic's governing documents, or advise. Please similarly present as separate proposals for Covidien shareholders the approval of the scheme of arrangement and each provision of Medtronic Holdings

Limited's articles of association that will differ from the provisions of Covidien's articles, or advise. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission's website.

2.   Please expand your disclosure to explain briefly the purpose of resolutions 2, 3, and 4 of the Covidien extraordinary general meeting.

<u>Why am I being asked to approve the distributable reserves proposal, page 5</u>

3.   Please briefly explain the term "distributable reserves," as you do on page 288.

<u>Why will the place of incorporation of New Medtronic be Ireland, page 7</u>

4.   Please revise to clarify what you mean by "significantly enhanced global cash management flexibility." Also explain and quantify the "associated financial benefits" to the extent possible. Finally, if one of the reasons you cite serves as the primary factor for selecting Ireland as the place of incorporation of New Medtronic and the other factors merely supported the decision, please ensure that the primary factor is identified as such and is prominently presented throughout your prospectus where you describe the proposals, and that you fully explain the primary reason in an appropriate section of your document.

5.   In this regard, we note your conclusion that the benefits described "<u>will</u> result in significantly enhanced global cash management flexibility" in part "so long as New Medtronic is not taxed as a U.S. corporation." We also note disclosure in the first paragraph on page 35 suggesting that New Medtronic could be treated as a U.S. corporation retroactively after the date of consummation of the acquisition and merger. Please discuss any significant doubt regarding your conclusion that the expected benefits will accrue in light of these possible tax results.

<u>Summary, page 12</u>

6.   Please add a caption that briefly explains the reasons of Medtronic and Covidien for entering into the transaction agreement.

<u>The Transaction, page 14</u>

7.   Here and on page 69, please revise to explain briefly the circumstances under which you would affect the acquisition by way of a takeover offer rather than proceed with the transactions described in the proxy statement/prospectus.

Interests of Certain Persons in the Transaction, page 19

8.   Please revise to quantify the total amount of the gross-up payments to Medtronic executive officers and directors. With respect to the potential agreements providing for similar gross-up payments to Covidien executive officers and directors, please expand your disclosure on page 20 and page 112 to state when you expect to decide whether such payments will be made and provide an estimate of the total amount of the payments that may be made.

9.   Please quantify the benefits that Covidien executive officers and directors will receive as a result of the vesting and settlement of share awards, the change in control severance plan benefits, and other amounts payable in connection with the transaction. In this regard, we note your disclosure on page 113.

Regulatory Approvals Required, page 23

10.   Please update your disclosure regarding the waiting period under the Hart-Scott-Rodino Act and the status of the various approvals needed in the countries listed.

11.   Please disclose when, relative to the dates of the shareholder meetings, Covidien's application to the Irish High Court will be submitted and when the Court would be expected to rule on the scheme of arrangement.

Cash Bridge Credit Agreement, page 27

12.   We note your statement that you expect you will require an additional approximately $13.2 billion in order to finance the cash component of the scheme consideration and certain transaction expenses. In an appropriate section of the Summary, please quantify the transaction expenses that both Medtronic and Covidien expect to incur.

Cautionary Statement Regarding Forward-Looking Statements, page 55

13.   As the Private Securities Litigation Reform Act does not apply to this initial public offering of Medtronic Holdings Limited, please revise to remove the reference to the statute.

Background of the Business Combination, page 69

14.   To provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved, please revise your disclosure in this section to describe in sufficient detail who initiated the various contacts between the parties, such as the May 4, 2014 meeting and the meetings between May 4 and June 4, 2014, and to identify all parties present at the meetings. You should explain the material issues discussed and the positions taken by those involved in each meeting. For instance, please explain the

"various matters" discussed on May 4, 2014 between Mr. Ishrak and Mr. Almeida and the "transaction structuring matters" that were discussed by the parties and their representatives between May 4 and June 4, 2014, as noted on page 71.

15. Please explain why Mr. Almeida called Mr. Ishrak on March 25, 2014 to arrange a meeting to discuss a potential combination, including any particular reason for initiating discussions at that time.

16. Please describe the strategic rationale for the potential combination and the opportunities and challenges facing Covidien's and Medtronic's businesses that were discussed at the meeting on April 2, 2014.

17. We note your references on page 71 to an analysis by Goldman Sachs on May 21 and 22, 2014, on page 72 to an analysis by Perella Weinberg on May 22, 2014, on page 73 to an analysis by Goldman Sachs on May 31, 2014. Please provide all disclosure required by Item 4(b) of Form S-4 for these analyses, including the summary required by Item 1015(b)(6) of Regulation M-A.

Recommendation of the Medtronic board, page 77

18. We note that one factor cited by both the Medtronic board and the Covidien board in making their recommendations to shareholders to approve the transaction is the combined company's projected synergies of at least $850 million by the end of fiscal year 2018. Please revise your disclosure to explain the basis and assumptions used to calculate the expected synergies between Medtronic and Covidien.

Opinion of Medtronic's Financial Advisor, page 85

19. Please provide us with copies of the materials prepared by Perella Weinberg and Goldman Sachs in connection with their fairness opinions, including, among other things, any "board books," drafts of fairness opinions, and any summaries of presentations made to the boards.

20. Please revise to discuss the meaning and significance of the Historical Share Price Analysis and the Comparable Company Analysis performed by Perella Weinberg. Clarify how, based on the specific terms of this transaction, the conclusions drawn support the conclusion that the exchange ratio is fair to the holders of Medtronic common stock.

Precedent Premium Paid Analysis, page 92

21. Please identify the precedent transactions that Perella Weinberg used in this analysis, and disclose whether there were any transactions meeting the three types of transactions cited that were excluded from the analysis and the reasons why they were excluded.

Opinion of Covidien's Financial Advisor, page 95

22.   We note that Goldman Sachs reviewed internal analyses and forecasts prepared by
        Covidien management and internal analyses and forecasts prepared by Medtronic
        management. We further note that Goldman reviewed certain operating synergies
        projected by the managements of Covidien and Medtronic. Please disclose the material
        financial forecasts and projections used by Goldman that are necessary for shareholders
        to understand the disclosure in this section, as well as the bases for and the nature of the
        material assumptions used in these forecasts.

23.   Please expand your disclosure on page 102 to provide a quantitative description of the
        fees Goldman Sachs and its affiliates received, or are to receive, for services provided to
        Covidien or its affiliates in the past two years. Refer to Item 4(b) of Form S-4 and Item
        1015(b) of Regulation M-A.

Selected Companies Analysis, page 97

24.   Please revise to disclose the significance of this analysis and what Goldman concluded or
        inferred from it. Clarify how, based on the specific terms of this transaction, the
        conclusion Goldman drew support its opinion that the scheme consideration is fair to
        Covidien shareholders. Provide similar disclosure for the Illustrative Present Value of
        Future Share Price Analysis, the Illustrative Discounted Cash Flow Analysis, and the
        Illustrative Potential Per Share Value of the Scheme Consideration Analysis.

Medtronic Unaudited Prospective Financial Information, page 102

25.   We note the tabular disclosure of prospective financial information on page 104 prepared
        by Medtronic management and used by Perella Weinberg. We further note similar
        disclosure on page 106 regarding prospective financial information prepared by Covidien
        and used by Goldman Sachs. Please expand your disclosure to explain the bases for and
        the nature of the material assumptions used in preparing these projections so that
        shareholders have the necessary information to understand and evaluate the disclosure
        describing the analyses performed by Perella Weinberg and Goldman Sachs.

26.   We note your disclosure on page 104 that the internal analyses and forecasts Perella
        Weinberg reviewed for purposes of its opinion that were provided by Covidien
        management were adjusted by Medtronic management based on various factors. Please
        expand your disclosure to describe why Medtronic's management made these
        adjustments and why the information provided by Covidien's management was not used
        by Perella Weinberg.

Irish Tax on Chargeable Gains, page 128

27.   Please revise to include the discussion of the principal Irish tax consequences on the receipt of New Medtronic ordinary shares and cash under the scheme for Covidien shareholders within the disclosure of "Irish Tax Considerations" on page 128.

Liquidity and Capital Resources, page 174

28.   We note your disclosure that a significant amount of your earnings occur outside the U.S., and that non-U.S. subsidiaries hold funds that are indefinitely reinvested there and that are available for use by your non-U.S. operations. However, it appears from your disclosure on page 107 that you intend to borrow these funds from your non-U.S. subsidiaries to pay the cash component of the scheme consideration to Covidien shareholders. Please revise this discussion of your capital resources in light of the planned use of these funds.

Consolidated Financial Statements of Medtronic, Inc., page F-1

29.   Please revise this section to include a note on page F-1 that explains why audited financial statements for the newly formed registrant, Medtronic Holdings Limited, have not been included in the registration statement.

Exhibit 5.1

30.   We note counsel's statement that the opinion is being delivered to the board of directors and may not be relied upon or distributed to any other person without counsel's prior written consent. Please submit a revised opinion of counsel that does not contain this limitation on reliance. For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011).

Form 10-K for the Fiscal Year Ended April 25, 2014

Notes to Consolidated Financial Statements, page 65

Note 6. Fair Value Measurements, page 82

31.   We note that you evaluate your goodwill for impairment "annually in the third quarter." We also note your disclosures throughout the filing about the failure of your renal denervation product to meet its primary efficacy endpoint in its pivotal U.S. trial. Finally, we note that the 2011 acquisition of Ardian and the underlying Symplicity renal denervation products resulted in significant goodwill being recorded on your balance sheet. Please tell us more about how your evaluation of goodwill was impacted by this event. Specifically discuss whether the evaluation of goodwill impairment took into consideration the Symplicity announcement. In addition, clarify for us the reporting unit

to which this goodwill is recorded and provide us with a summary of the results of the goodwill impairment analysis for this reporting unit.

32.   We note your disclosures on page 14 that "most countries outside of the U.S. require that product approvals be recertified on a regular basis, generally every five years." We further note that you continue to sell your Symplicity renal denervation products in Europe. Please tell us when this product is up for recertification in Europe. Please also tell us how your operations could be impacted should the product not be recertified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dennis Hult at (202) 551-3618 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

                            Sincerely,

                            /s/ Amanda Ravitz

                            Amanda Ravitz
                            Assistant Director

cc (via e-mail): Matthew P. Salerno, Esq.